Exhibit 99.1

              Interim Report

             for the quarter ended March 31, 2017

CONTENTS

BOARD OF DIRECTORS AND AUDITOR	2

INTRODUCTION	3

INTERIM REPORT ON OPERATIONS	5

RESULTS OF OPERATIONS	5

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY	11

LIQUIDITY AND CAPITAL RESOURCES	12

2017 U.S. GAAP OUTLOOK	15

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2017	16

Condensed Consolidated Income Statement	17

Condensed Consolidated Statement of Comprehensive Income	18

Condensed Consolidated Statement of Financial Position	19

Condensed Consolidated Statement of Cash Flows	21

Condensed Consolidated Statement of Changes in Equity	22

Notes	23

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €18,374,561.45 (as of March 31, 2017)

Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND

AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

Jacqueline A. Tammenoms Bakker(2)(**)

Mina Gerowin(2)(**)

Suzanne Heywood(2)(3)

Léo W. Houle(2)(3)(*)

Peter Kalantzis(1)(3)(**)

John Lanaway(1)(**)

Silke C. Scheiber(1)(**)

Guido Tabellini(3)(**)

Jacques Theurillat(1)(**)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)   Member of the Audit Committee

(2)   Member of the Governance and Sustainability Committee

(3)   Member of the Compensation Committee

(*)   Independent Director and Senior Non-Executive Director

(**)  Independent Director

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor	2

INTRODUCTION

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Interim Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements.

Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

◾

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum, and JF brands.

◾

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

◾

Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

◾

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

◾

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

◾	NAFTA - United States, Canada and Mexico;

◾	EMEA - member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

◾	LATAM - Central and South America, and the Caribbean Islands; and

◾	APAC - Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (“CIS”) (excluding Ukraine).

This Interim Report is unaudited.

Introduction 3

Alternative performance measures (or “Non-GAAP financial measures”)

We monitor our operations through the use of several non-GAAP financial measures. Our management believes that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in EU-IFRS (or in U.S. GAAP) and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP financial measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.

Our non-GAAP financial measures are defined as follows:

◾

Trading Profit under EU-IFRS: is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

◾

Operating Profit under EU-IFRS: is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

◾

Operating Profit under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

◾

Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

◾

Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive.

◾

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as debt plus other financial liabilities, net of cash, cash equivalent, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

◾

Change excl. FX or Constant Currency: we discuss the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction 4

INTERIM REPORT ON OPERATIONS

(Unaudited)

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Consolidated Results of Operations(*)

	Three Months Ended March 31, 2017			Three Months Ended March 31, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	5,829	5,435	514	5,475	5,130	455

Cost of sales	4,858	4,625	353	4,536	4,361	285

Selling, general and administrative costs	516	475	41	514	474	40

Research and development costs	240	240	-	225	225	-

Other income/(expenses)	(23)	(23)	-	(16)	(13)	(3)

TRADING PROFIT/(LOSS)	192	72	120	184	57	127

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	13	12	1	15	15	-

Other unusual income/(expenses)(1)	8	8	-	(504)	(504)	-

OPERATING PROFIT/(LOSS)	187	68	119	(335)	(462)	127

Financial income/(expenses)	(141)	(141)	-	(156)	(156)	-

Result from investments	19	13	6	(2)	(8)	6

PROFIT/(LOSS) BEFORE TAXES	65	(60)	125	(493)	(626)	133

Income tax (expense)	(42)	(4)	(38)	(37)	6	(43)

PROFIT/(LOSS) FOR THE PERIOD	23	(64)	87	(530)	(620)	90

Result from intersegment investments(**)	-	87	-	-	90	-

PROFIT/(LOSS) FOR THE PERIOD	23	23	87	(530)	(530)	90

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
(1)	In the three months ended March 31, 2016, Other unusual income/(expenses) included the non-recurring charge of $502 million related to the European Commission investigation.

Interim Report on Operations	5

Net revenues

We recorded net revenues of $5,829 million during the first quarter of 2017, an increase of 6.5% (up 6.7% on a constant currency basis) compared to the first quarter of 2016. Net revenues of Industrial Activities were $5,435 million in the first quarter of 2017, a 5.9% increase (up 6.4% on a constant currency basis) compared to the first quarter of 2016. Net revenues of Industrial Activities increased in Agricultural Equipment, Commercial Vehicles and Powertrain, partially offset by a decline in Construction Equipment’s net revenues.

Cost of sales

Cost of sales were $4,858 million during the first quarter of 2017 compared to $4,536 million during the first quarter of 2016. The increase of 7.1% was driven by the increase in revenues. As a percentage of net revenues, cost of sales was 83.3% and 82.8% in the first quarter of 2017 and 2016, respectively.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $516 million during the first quarter of 2017 (8.9% of net revenues), flat compared to the the first quarter of 2016.

Research and development costs

In the three months ended March 31, 2017, research and development (“R&D”) costs were $240 million ($225 million in the first quarter of 2016) and included all the research and development costs not recognized as assets amounting to $124 million ($105 million in the first quarter of 2016) and the amortization of capitalized development costs of $116 million ($120 million in the first quarter of 2016). During the period, CNH Industrial capitalized new development costs of $74 million ($80 million in the first quarter of 2016). The R&D costs in both periods were primarily attributable to continued investment in new products.

Other income/(expenses)

Other expenses were $23 million for the first quarter of 2017 ($16 million in the first quarter of 2016).

Restructuring costs

Restructuring costs for the first quarter of 2017 were $13 million compared to $15 million for the first quarter of 2016. The costs in the first quarter of 2017 were primarily attributable to actions in Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the efficiency program launched in 2014. The costs in the first quarter of 2016 were mainly the result of efficiency program actions in Agricultural Equipment and Commercial Vehicles.

Other unusual income/(expenses)

Other unusual income was $8 million for the first quarter of 2017 compared to Other unusual expenses of $504 million for the first quarter of 2016, which included the non-recurring charge of $502 million related to the European Commission investigation. For additional information on the European Commission settlement, see Note 27 “Commitments and contingencies” to the Interim Condensed Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $141 million during the first quarter of 2017 compared to $156 million in the first quarter of 2016. The decrease of $15 million was primarily attributable to favorable cost of funding and lower average indebtedness in the quarter.

Result from investments

Result from investments was a net gain of $19 million and a net loss of $2 million for the first quarter of 2017 and 2016, respectively. The increase was primarily due to improved results of joint ventures in APAC.

Income taxes

	Three Months Ended March 31,

($ million)	2017	2016

Profit before taxes	65	(493)

Income tax (expense)	(42)	(37)

Effective tax rate	64.6%	(7.5)%

Income taxes totaled $42 million in the quarter ($37 million in the first quarter of 2016). The effective tax rate was 64.6% in the first quarter of 2017 and was impacted by unbenefited losses in certain jurisdictions. The effective tax rate of -7.5% in the first quarter of 2016 was impacted by the non-recurring non-tax deductible charge of $502 million relating to the European Commission investigation, as well as by unbenefited losses in certain jurisdictions. Excluding the impact of restructuring in both periods, and the impact of such non-recurring charge in the first quarter of 2016, the effective tax rate was 59% and 167% in the first quarter of 2017 and 2016, respectively.

Interim Report on Operations	6

Profit/(loss) for the period

Net profit was $23 million in the first quarter of 2017 compared to a net loss of $530 million in the first quarter of 2016, which included the non-recurring charge of $502 million related to the European Commission investigation.

Industrial Activities Performance

The following tables show net revenues and trading profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Three Months Ended March 31,

($ million)	2017	2016	% change	% change excl. FX

Agricultural Equipment	2,346	2,124	10.5	8.5

Construction Equipment	523	536	-2.4	-2.8

Commercial Vehicles	2,142	2,097	2.1	4.6

Powertrain	1,002	884	13.3	16.8

Eliminations and Other	(578)	(511)	n.m.	n.m.

Total Net revenues of Industrial Activities	5,435	5,130	5.9	6.4

Financial Services	514	455	13.0	10.5

Eliminations and Other	(120)	(110)	n.m.	n.m.

Total Net revenues	5,829	5,475	6.5	6.7

n.m. - not meaningful.

Trading profit/(loss):

	Three Months Ended March 31,

($ million)	2017	2016	Change

Agricultural Equipment	71	19	52

Construction Equipment	(42)	(6)	-36

Commercial Vehicles	(3)	15	-18

Powertrain	67	46	21

Eliminations and Other	(21)	(17)	-4

Total Trading profit of Industrial Activities	72	57	15

Financial Services	120	127	-7

Eliminations and Other	-	-	-

Total Trading profit	192	184	8

Net revenues of Industrial Activities were $5,435 million during the first quarter of 2017, a 5.9% increase (up 6.4% on a constant currency basis) compared to the first quarter of 2016, driven by demand for agricultural equipment in the LATAM region, and demand for products in the Commercial Vehicles and Powertrain segments.

Trading profit of Industrial Activities was $72 million in the first quarter of 2017, a $15 million increase compared to the first quarter of 2016, with a trading margin of 1.3%, up 0.2 percentage points (“p.p.”) compared to the first quarter of 2016. Trading profit of Industrial Activities was driven by increased revenue and favorable product mix in Agricultural Equipment and Powertrain.

Interim Report on Operations	7

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues broken down by geographic region for the three months ended March 31, 2017 compared to the three months ended March 31, 2016:

Agricultural Equipment Net revenues – by geographic region:

	Three Months Ended March 31,

($ million)	2017	2016	% Change

NAFTA	767	770	-0.4

EMEA	833	850	-2.0

LATAM	381	228	67.1

APAC	365	276	32.2

Total	2,346	2,124	10.5

Net revenues of Agricultural Equipment were $2,346 million in the first quarter of 2017, an increase of 10.5% (up 8.5% on a constant currency basis) compared to the first quarter of 2016. The increase was primarily the result of a rebound in demand in LATAM and the continuation of positive market momentum in APAC. Revenue in NAFTA and EMEA were flat to slightly down due to a weak demand environment, partially mitigated by positive pricing.

In our key product segments within NAFTA, the over 140 horsepower (“hp”) tractor segment was down 10% and demand for combines was down 2%. Demand for smaller, under 140 hp, tractors in NAFTA was up 9%. In LATAM, tractor and combine markets increased 51% and 32%, respectively. EMEA markets were up 1% for tractors and down 6% for combines. APAC markets increased 11% for tractors and 3% for combines.

Agricultural Equipment’s worldwide market share performance was up 0.4 p.p. for tractors and 2.3 p.p. for combines. In the first quarter of 2017, Agricultural Equipment’s worldwide unit production was 15% above retail sales in support of the expected seasonal increase in demand from dairy and livestock customers. Production of NAFTA row crop related products, including the over 140 hp tractors, combines and other major crop production equipment, increased 4% compared to the first quarter of 2016.

Trading profit

Agricultural Equipment’s trading profit was $71 million for the first quarter of 2017 compared to $19 million for the first quarter of 2016, with a trading margin of 3.0% (0.9% in first quarter of 2016). The increase was the result of increased revenues in LATAM and APAC, as well as improved fixed cost absorption, disciplined net price realization and manufacturing efficiencies.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues broken down by geographic region for the three months ended March 31, 2017 compared to the three months ended March 31, 2016:

Construction Equipment Net revenues – by geographic region:

	Three Months Ended March 31,

($ million)	2017	2016	% change

NAFTA	280	284	-1.4

EMEA	100	116	-13.8

LATAM	57	50	14.0

APAC	86	86	-

Total	523	536	-2.4

Interim Report on Operations	8

Net revenues of Construction Equipment were $523 million during the three months ended March 31, 2017, a decline of 2.4% (down 2.8% on a constant currency basis) compared to the first quarter of 2016. The decrease was primarily a result of a 5% decline in heavy industry demand in NAFTA and continued weak markets in EMEA and LATAM, partially mitigated by market share gains in NAFTA.

In the first quarter of 2017, Construction Equipment’s worldwide heavy and light industry sales were up 16% and 12%, respectively, compared to the first quarter of 2016. Industry light equipment sales were up in all regions, with a strong increase in demand in APAC. Industry heavy equipment sales decreased in NAFTA, EMEA and LATAM. Construction Equipment’s worldwide market share was flat for both heavy and light construction equipment in all regions except in NAFTA and LATAM, where market share increased 1.6 p.p. and decreased 3.2 p.p., respectively, for heavy equipment.

Construction Equipment’s worldwide production levels were 10% above retail sales in the quarter to support the seasonal increase expected in NAFTA.

Trading profit/(loss)

Construction Equipment reported a trading loss of $42 million for the first quarter of 2017 compared to a trading loss of $6 million for the first quarter of 2016. Results were affected by a planned slower production schedule in the quarter to maintain appropriate levels of channel inventory, in response to continuing weak market demand. The results were also impacted by a negative price environment driven primarily by sales channel mix in NAFTA, an unfavorable foreign exchange impact on product costs and promotional expenses related to the launch of the new mini-excavator family.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles’ net revenues broken down by geographic region for the three months ended March 31, 2017 compared to the three months ended March 31, 2016:

Commercial Vehicles Net revenues – by geographic region:

	Three Months Ended March 31,

($ million)	2017	2016	% change

NAFTA	5	16	n.m.

EMEA	1,813	1,806	0.4

LATAM	163	139	17.3

APAC	161	136	18.4

Total	2,142	2,097	2.1

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $2,142 million during the three months ended March 31, 2017, an increase of 2.1% (up 4.6% on a constant currency basis) compared to the first quarter of 2016. The increase was primarily due to favorable truck and bus volume, partially offset by lower specialty vehicles volumes. In LATAM, recoveries in Argentinian truck demand more than offset Brazilian weakness.

During the first quarter of 2017, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 7% compared to 2016. The light vehicle market (GVW 3.5-6.0 tons) increased 8%, the medium vehicle market (GVW 6.1-15.9 tons) increased 3%, and the heavy vehicle market (GVW ≥16.0 tons) increased 6%. In LATAM, new truck registrations (GVW ≥3.5 tons) remained flat compared to the first quarter of 2016, primarily impacted by a decrease of 21% in Brazil, while Argentina grew by 75%. In APAC, registrations grew by 5%.

In the first quarter of 2017, our market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.2%, flat compared to the first quarter of 2016. Our market share in LATAM was 11.8%, down 1.5 p.p. compared to the first quarter of 2016.

Commercial Vehicles delivered approximately 32,100 vehicles (including buses and specialty vehicles) in the quarter, representing a 3% increase compared to the first quarter of 2016. Volumes were higher in all segments, up 1% in light, 6% in medium and 9% in heavy. Commercial Vehicles’ deliveries increased 1% in EMEA and 33% in LATAM, but decreased in APAC by 2%.

Commercial Vehicles’ first quarter ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.23, a decrease of 7% compared to the first quarter of 2016. In 2017, truck order intake in Europe decreased 7% compared to the first quarter of 2016, with a 9% decrease in light trucks, a 6% increase in medium trucks, and a 5% decrease in heavy trucks.

Interim Report on Operations	9

Trading profit/(loss)

Commercial Vehicles reported trading loss was $3 million for the first quarter of 2017 compared to a trading profit of $15 million in the first quarter of 2016. The decrease was mainly due to an unfavorable product and market mix in EMEA, lower specialty vehicles volumes and negative foreign currency impacts, partially offset by manufacturing efficiencies and material cost reductions.

Powertrain

Net revenues

Powertrain’s net revenues were $1,002 million in the first quarter of 2017, an increase of 13.3% (up 16.8% on a constant currency basis) compared to the first quarter of 2016 due to higher volumes. Sales to external customers accounted for 45% of total net revenues compared to 44% in the first quarter of 2016.

During the first quarter of 2017, Powertrain sold approximately 147,600 engines, an increase of 14% compared to the first quarter of 2016. In terms of major customers, 27% of engine units were supplied to Commercial Vehicles, 19% to Agricultural Equipment, 3% to Construction Equipment and the remaining 51% to external customers. Additionally, Powertrain delivered approximately 18,600 transmissions, a decrease of 5% compared to the first quarter of 2016, and 50,700 axles, flat compared to the first quarter of 2016.

Trading profit

During the first quarter of 2017, Powertrain’s trading profit was $67 million, up $21 million compared to the first quarter of 2016, with a trading margin of 6.7% (up 1.5 p.p. compared to the first quarter of 2016). The improvement was due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $514 million for the three months ended March 31, 2017, an increase of 13.0% (up 10.5% on a constant currency basis) compared to the first quarter of 2016 due to increased sales of equipment formerly on operating leases.

Net income

Net income of Financial Services was $87 million for the first quarter of 2017 compared to $90 million for the first quarter of 2016.

Retail loan originations in the quarter (including unconsolidated joint ventures) were $1.9 billion, flat compared to the first quarter 2016. The managed portfolio (including unconsolidated joint ventures) of $24.7 billion as of March 31, 2017 (of which retail was 64% and wholesale 36%) was down $0.2 billion compared to March 31, 2016.

Interim Report on Operations	10

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At March 31, 2017			At December 31, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

ASSETS

Intangible assets:	5,493	5,351	142	5,504	5,361	143

Goodwill	2,463	2,334	129	2,459	2,330	129

Other intangible assets	3,030	3,017	13	3,045	3,031	14

Property, plant and equipment	6,330	6,327	3	6,278	6,276	2

Investments and other financial assets	557	2,946	163	554	2,926	153

Leased assets	1,897	20	1,877	1,907	17	1,890

Defined benefit plan assets	5	5	-	5	4	1

Deferred tax assets	950	1,064	195	959	1,032	187

Total Non-current assets	15,232	15,713	2,380	15,207	15,616	2,376

Inventories	6,628	6,424	204	5,732	5,519	213

Trade receivables	560	530	55	623	596	58

Receivables from financing activities	18,474	1,801	19,297	18,662	1,598	19,551

Current taxes receivables	266	391	12	430	409	38

Other current assets	1,353	1,147	306	1,209	1,002	328

Current financial assets:	70	68	8	95	98	8

Current securities	-	-	-	-	-	-

Other financial assets	70	68	8	95	98	8

Cash and cash equivalents	4,667	3,557	1,110	5,854	4,649	1,205

Total Current assets	32,018	13,918	20,992	32,605	13,871	21,401

Assets held for sale	20	12	8	22	12	10

TOTAL ASSETS	47,270	29,643	23,380	47,834	29,499	23,787

EQUITY AND LIABILITIES

Equity	6,728	6,728	2,543	6,634	6,634	2,526

Provisions:	5,614	5,560	54	5,687	5,627	60

Employee benefits	2,402	2,377	25	2,532	2,500	32

Other provisions	3,212	3,183	29	3,155	3,127	28

Debt:	24,589	7,458	19,763	25,434	7,815	20,106

Asset-backed financing	11,279	7	11,272	11,784	8	11,776

Other debt	13,310	7,451	8,491	13,650	7,807	8,330

Other financial liabilities	207	197	16	249	239	21

Trade payables	5,469	5,374	120	5,185	5,042	180

Current taxes payables	59	126	70	229	163	82

Deferred tax liabilities	142	146	305	188	139	310

Other current liabilities	4,462	4,054	509	4,228	3,840	502

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	40,542	22,915	20,837	41,200	22,865	21,261

TOTAL EQUITY AND LIABILITIES	47,270	29,643	23,380	47,834	29,499	23,787

Interim Report on Operations	11

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash flow analysis

The following table presents the cash flows from operating, investing and financing activities by activity for the three months ended March 31, 2017 and 2016:

			Three months ended March 31,

			2017			2016

($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		5,854	4,649	1,205	6,311	4,566	1,745

B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

	Profit/(loss) for the period		23	23	87	(530)	(530)	90

	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)		291	290	1	295	294	1

	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		5	(100)	18	43	(70)	23

	Dividends received		25	129	-	39	114	-

	Change in provisions		(167)	(161)	(6)	311	313	(2)

	Change in deferred income taxes		(19)	(9)	(10)	100	44	56

	Change in items due to buy-back commitments	(a)	(17)	(38)	21	40	16	24

	Change in operating lease items	(b)	23	(3)	26	(36)	-	(36)

	Change in working capital		(486)	(449)	(37)	(761)	(701)	(60)

	TOTAL		(322)	(318)	100	(499)	(520)	96

C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

	Investments in:

	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(148)	(148)	-	(161)	(161)	-

	Consolidated subsidiaries and other equity investments		(5)	(5)	-	5	5	-

	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		2	2	-	2	2	-

	Net change in receivables from financing activities		374	29	345	666	8	658

	Change in current securities		-	-	-	2	(2)	4

	Other changes		(112)	(505)	393	(109)	(68)	(41)

	TOTAL		111	(627)	738	405	(216)	621

D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

	Net change in debt and other financial assets/liabilities		(1,054)	(215)	(839)	(1,183)	(268)	(915)

	Capital increase		-	-	-	-	-	-

	Dividends paid		(1)	(1)	(104)	(2)	(2)	(75)

	Purchase of treasury shares		-	-	-	(5)	(5)	-

	Purchase of ownership interests in subsidiaries		-	-	-	(44)	(44)	-

	TOTAL		(1,055)	(216)	(943)	(1,234)	(319)	(990)

	Translation exchange differences		79	69	10	159	111	48

E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,187)	(1,092)	(95)	(1,169)	(944)	(225)

F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,667	3,557	1,110	5,142	3,622	1,520

Interim Report on Operations	12

(a)

Cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

During the three months ended March 31, 2017, consolidated cash and cash equivalents decreased by $1,187 million, reflecting the decrease of $1,092 million in cash and cash equivalents of Industrial Activities.

Cash flows of Industrial Activities

Net cash used by operating activities was $318 million in the first quarter of 2017 compared to $520 million used in the first quarter of 2016. The decrease in cash usage was primarily due to lower working capital absorption.

Net cash used in investing activities was $627 million in the first quarter of 2017 compared to $216 million used in the first quarter of 2016. The increased cash usage was primarily due to a decrease in net cash receipts related to intersegment receivables and payables (included in “Other changes”).

Net cash used in financing activities was $216 million in the first quarter of 2017 compared to $319 million used in the first quarter of 2016, primarily reflecting lower repayments of debt.

Cash flows of Financial Services

Net cash provided by operating activities was $100 million in the first quarter of 2017 compared to $96 million in the first quarter of 2016.

Net cash provided by investing activities was $738 million in the first quarter of 2017 compared to $621 million in the first quarter of 2016, primarily due to a decrease in net cash payments related to intersegment payables and receivables, partially offset by an increase in the net change in receivables from financing activities.

Net cash used in financing activities was $943 in the first quarter of 2017 compared to $990 million in the first quarter of 2016.

Consolidated Debt

As of March 31, 2017 and December 31, 2016, our consolidated Debt was as detailed in the table below:

	At March 31, 2017			At December 31, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Total Debt	24,589	7,458	19,763	25,434	7,815	20,106

We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

Interim Report on Operations	13

The calculation of Net Debt as of March 31, 2017 and December 31, 2016 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At March 31, 2017			At December 31, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Third party debt	24,589	6,549	18,040	25,434	6,813	18,621

Intersegment notes payable	-	909	1,723	-	1,002	1,485

Total Debt(1)	24,589	7,458	19,763	25,434	7,815	20,106

Less:

Cash and cash equivalents	4,667	3,557	1,110	5,854	4,649	1,205

Intersegment financial receivables	-	1,723	909	-	1,485	1,002

Other financial assets(2)	70	68	8	95	98	8

Other financial liabilities(2)	(207)	(197)	(16)	(249)	(239)	(21)

Net Debt (Cash)(3)	20,059	2,307	17,752	19,734	1,822	17,912

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $909 million and $1,002 million at March 31, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,723 million and $1,485 million at March 31, 2017 and December 31, 2016, respectively.

(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $814 million and $483 million as of March 31, 2017 and December 31, 2016, respectively.

The increase in Net Debt at March 31, 2017, compared to December 31, 2016, mainly reflects the expected seasonal increase in working capital.

The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2017:

($ million)	Three months ended March 31, 2017

Net industrial (debt)/cash at beginning of period	(1,822)

Profit/(loss) for the period	23

Amortization and depreciation(1)	290

Changes in provisions and similar(2)	(182)

Change in working capital	(449)

Investments in property, plant and equipment, and intangible assets(1)	(148)

Other changes	14

Net industrial cash flow	(452)

Capital increases and dividends	(1)

Currency translation differences and other	(32)

Change in Net industrial debt	(485)

Net industrial (debt)/cash at end of period	(2,307)

(1)	Excludes assets sold under buy-back commitments and assets under operating leases.

(2)	Includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.

Available Group’s committed unsecured facilities expiring after twelve months amounted to approximately $2.9 billion at March 31, 2017 ($2.9 billion at December 31, 2016).

Interim Report on Operations	14

2017 U.S. GAAP OUTLOOK

CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

CNH Industrial is reaffirming its 2017 guidance(1) as follows:

◾	Net sales of Industrial Activities between $23 billion and $24 billion;
◾	Adjusted diluted EPS(2) between $0.39 and $0.41;
◾	Net industrial debt at the end of 2017 between $1.4 billion and $1.6 billion.

(1)	At the exchange rate of 1.05 EUR/USD.

(2)

Outlook is not provided on diluted EPS under U.S.GAAP, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Interim Report on Operations	15

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS At March 31, 2017

Interim Condensed Consolidated Financial Statements    at March 31, 2017        16

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

		Three Months Ended March 31,

($ million)	Note	2017	2016

Net revenues	(1)	5,829	5,475

Cost of sales	(2)	4,858	4,536

Selling, general and administrative costs	(3)	516	514

Research and development costs	(4)	240	225

Other income/(expenses)	(5)	(23)	(16)

TRADING PROFIT/(LOSS)		192	184

Gains/(losses) on the disposal of investments	(6)	-	-

Restructuring costs	(7)	13	15

Other unusual income/(expenses)	(8)	8	(504)

OPERATING PROFIT/(LOSS)		187	(335)

Financial income/(expenses)	(9)	(141)	(156)

Result from investments:	(10)	19	(2)

Share of the profit/(loss) of investees accounted for using the equity method		19	(2)

Other income/(expenses) from investments		-	-

PROFIT/(LOSS) BEFORE TAXES		65	(493)

Income tax (expense)	(11)	(42)	(37)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		23	(530)

PROFIT/(LOSS) FOR THE PERIOD		23	(530)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent		20	(529)

Non-controlling interests		3	(1)

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.01	(0.39)

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.01	(0.39)

Interim Condensed Consolidated Financial Statements    at March 31, 2017        17

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

		Three Months Ended March 31,

($ million)	Note	2017	2016

PROFIT/(LOSS) FOR THE PERIOD (A)		23	(530)

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	(22)	-	1

Tax effect of Other comprehensive (loss)/(income) that will not be reclassified subsequently to profit or loss	(22)	-	(1)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		-	-

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	(22)	(18)	11

Gains/(losses) on the remeasurement of available-for-sale financial assets	(22)	-	-

Exchange gains/(losses) on translating foreign operations	(22)	65	108

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(22)	9	13

Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(22)	3	(1)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		59	131

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		59	131

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		82	(399)

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:

Owners of the parent		79	(402)

Non-controlling interests		3	3

Interim Condensed Consolidated Financial Statements    at March 31, 2017        18

CONDENSED CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

($ million)	Note	(Unaudited) At March 31, 2017	At December 31, 2016

ASSETS

Intangible assets	(13)	5,493	5,504

Property, plant and equipment	(14)	6,330	6,278

Investments and other financial assets:	(15)	557	554

Investments accounted for using the equity method		507	505

Other investments and financial assets		50	49

Leased assets	(16)	1,897	1,907

Defined benefit plan assets		5	5

Deferred tax assets		950	959

Total Non-current assets		15,232	15,207

Inventories	(17)	6,628	5,732

Trade receivables	(18)	560	623

Receivables from financing activities	(18)	18,474	18,662

Current tax receivables	(18)	266	430

Other current assets	(18)	1,353	1,209

Current financial assets:		70	95

Current securities		-	-

Other financial assets	(19)	70	95

Cash and cash equivalents	(20)	4,667	5,854

Total Current assets		32,018	32,605

Assets held for sale	(21)	20	22

TOTAL ASSETS		47,270	47,834

Interim Condensed Consolidated Financial Statements    at March 31, 2017        19

CONDENSED CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

(CONTINUED)

($ million)	Note	(Unaudited) At March 31, 2017	At December 31, 2016

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		6,717	6,623

Non-controlling interests		11	11

Total Equity	(22)	6,728	6,634

Provisions:		5,614	5,687

Employee benefits	(23)	2,402	2,532

Other provisions	(23)	3,212	3,155

Debt:	(24)	24,589	25,434

Asset-backed financing	(24)	11,279	11,784

Other debt	(24)	13,310	13,650

Other financial liabilities	(19)	207	249

Trade payables	(25)	5,469	5,185

Current tax payables		59	229

Deferred tax liabilities		142	188

Other current liabilities	(26)	4,462	4,228

Liabilities held for sale		-	-

Total Liabilities		40,542	41,200

TOTAL EQUITY AND LIABILITIES		47,270	47,834

Interim Condensed Consolidated Financial Statements    at March 31, 2017        20

CONDENSED CONSOLIDATED STATEMENT OF CASH

FLOWS

(Unaudited)

		Three Months Ended March 31,

($ million)	Note	2017	2016

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	5,854	6,311

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) for the period		23	(530)

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		291	295

(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		-	-

Other non-cash items		5	43

Dividends received		25	39

Change in provisions		(167)	311

Change in deferred income taxes		(19)	100

Change in items due to buy-back commitments	(a)	(17)	40

Change in operating lease items	(b)	23	(36)

Change in working capital		(486)	(761)

TOTAL		(322)	(499)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(148)	(161)

Consolidated subsidiaries and other equity investments		(5)	5

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		2	2

Net change in receivables from financing activities		374	666

Change in current securities		-	2

Other changes		(112)	(109)

TOTAL		111	405

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		80	500

Repayment of bonds		(500)	(263)

Issuance of other medium-term borrowings (net of repayment)		8	(98)

Net change in other financial payables and other financial assets/liabilities		(642)	(1,322)

Capital increase		-	-

Dividends paid		(1)	(2)

Purchase of treasury shares		-	(5)

Purchase of ownership interests in subsidiaries		-	(44)

TOTAL		(1,055)	(1,234)

Translation exchange differences		79	159

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,187)	(1,169)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	4,667	5,142

(a)

Cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        21

CONDENSED CONSOLIDATED STATEMENT OF

CHANGES IN EQUITY

(Unaudited)

	Attributable to owners of the parent

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2015	25	-	3,227	5,486	18	(1,077)	-	(392)	(117)	47	7,217

Changes in equity for the three months ended March 31, 2016

Capital increase	-	-	8	-	-	-	-	-	-	-	8

Dividends distributed	-	-	-	-	-	-	-	-	-	(2)	(2)

Acquisition of treasury stock	-	(5)	-	-	-	-	-	-	-	-	(5)

Share-based compensation	-	-	3	-	-	-	-	-	-	-	3

Total comprehensive income/(loss) for the period	-	-	-	(529)	10	104	-	-	13	3	(399)

Other changes	-	-	-	-	-	-	-	-	-	(29)	(29)

AT MARCH 31, 2016	25	(5)	3,238	4,957	28	(973)	-	(392)	(104)	19	6,793

	Attributable to owners of the parent

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2016	25	(9)	3,237	4,912	(66)	(806)	-	(511)	(159)	11	6,634

Changes in equity for the three months ended March 31, 2017

Capital increase	-	-	-	-	-	-	-	-	-	-	-

Dividends distributed	-	-	-	-	-	-	-	-	-	(1)	(1)

Acquisition of treasury stock	-	-	-	-	-	-	-	-	-	-	-

Share-based compensation	-	9	-	-	-	-	-	-	-	-	9

Total comprehensive income/(loss) for the period	-	-	-	20	(15)	65	-	-	9	3	82

Other changes	-	-	-	6	-	-	-	-	-	(2)	4

AT MARCH 31, 2017	25	-	3,237	4,938	(81)	(741)	-	(511)	(150)	11	6,728

Interim Condensed Consolidated Financial Statements    at March 31, 2017        22

NOTES

(Unaudited)

CORPORATE INFORMATION

CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”).

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, United Kingdom. CNH Industrial is involved in the manufacturing and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These interim condensed financial statements at March 31, 2017 together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) of CNH Industrial were authorized for issuance on May 5, 2017 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRS-IC”). In particular, this Interim Report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2016, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2016” or the “2016 EU Annual Report”), other than those discussed in the following paragraph “New standards and amendments effective from January 1, 2017”.

This Interim Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2016. The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these interim condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2016 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Certain financial information in these Interim Condensed Consolidated Financial Statements has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

◾	NAFTA – United States, Canada and Mexico;

◾	EMEA – member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

◾	LATAM – Central and South America, and the Caribbean Islands; and

◾	APAC – Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Interim Condensed Consolidated Financial Statements    at March 31, 2017        23

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. This Interim Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk, Risk management and control system” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2016.

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

Format of the financial statements

CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, CNH Industrial also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of CNH Industrial’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

◾

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

◾

Restructuring costs are defined as costs associated with employee termination benefits, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve CNH Industrial’s future profitability; and

◾

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and income or expenses and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, CNH Industrial’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtain funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through its treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        24

Venezuela currency regulations and re-measurement

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela, and established the official exchange rate. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. Also in 2014, the Venezuelan government announced that another floating rate exchange system (SICAD II) would be initiated. In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate to re-measure the net monetary assets of the Company’s Venezuelan subsidiary, except for those cases in which the Group had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate. At March 31, 2017 and 2016, the net monetary assets were re-measured at the DICOM rate of 708.50 and 271.92 bolivars per U.S. dollar, respectively, resulting in a pre- and after-tax charge of $1 million and $4 million in the line item Financial income/(expenses) during the three months ended March 31, 2017 and 2016, respectively. CNH Industrial’s results of operations in Venezuela for the three months ended March 31, 2017 and 2016 were negligible as a percentage of both CNH Industrial’s net revenues and trading profit.

As of March 31, 2017, CNH Industrial continues to control, and therefore consolidate, its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $44 million.

Re-measurement of Argentinian net monetary asset

The functional currency of CNH Industrial’s Argentinian subsidiaries is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. During the three months ended March 31, 2017 and 2016, CNH Industrial recorded a charge of $4 million and $10 million, respectively, following the re-measurement of such net monetary assets.

New standards and amendments effective from January 1, 2017

The following new standards and amendments that are applicable from January 1, 2017 were adopted by the Group for the purpose of the preparation of the Interim Condensed Consolidated Financial Statements:

◾

On January 19, 2016, the IASB issued narrow-scope amendments to IAS12 – Income Taxes. The amendments clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value, to address diversity in practice. The application of these amendments did not have any effect on this Interim Report.

◾

On January 29, 2016, the IASB issued minor amendments to IAS 7 - Statement of Cash Flows introducing additional disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The application of these amendments is expected to have minor effects on the year-end Consolidated Financial Statements, but did not have any effect on this Interim Report.

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2016, for a detailed description of new standards not yet effective as of March 31, 2017.

SCOPE OF CONSOLIDATION

In February 2017, CNH Industrial completed the acquisition of the grass and soil implement business of Kongskilde Industries, the impact of which was not material to the March 31, 2017 financial statements.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        25

COMPOSITION AND PRINCIPAL CHANGES

1.  Net revenues

The following summarizes Net revenues (net of intra-Group transactions) by operating segment:

	Three Months Ended March 31,

($ million)	2017	2016

Industrial Activities:

Agricultural Equipment	2,341	2,123

Construction Equipment	520	535

Commercial Vehicles	2,124	2,084

Powertrain	450	388

Total Industrial Activities	5,435	5,130

Financial Services	394	345

Total Net revenues	5,829	5,475

2.  Cost of sales

The following summarizes the main components of Cost of sales:

	Three Months Ended March 31,

($ million)	2017	2016

Interest cost and other financial charges from Financial Services	122	121

Other costs of sales	4,736	4,415

Total Cost of sales	4,858	4,536

3.  Selling, general and administrative costs

Selling, general and administrative costs amounted to $516 million during the first quarter of 2017, flat compared to the same period of 2016.

4.  Research and development costs

In the three months ended March 31, 2017, research and development costs of $240 million ($225 million in the comparable period of 2016) comprise all the research and development costs not recognized as assets in the period amounting to $124 million ($105 million in the three months ended March 31, 2016) and the amortization of capitalized development costs of $116 million ($120 million in the first quarter of 2016). During the period, the Group incurred new expenditure for capitalized development costs of $74 million ($80 million in the three months ended March 31, 2016). Research and development costs in both periods were primarily attributable to continued investment in new products.

5.  Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services. Other expenses were $23 million for the first quarter of 2017 ($16 million in the first quarter of 2016).

Interim Condensed Consolidated Financial Statements    at March 31, 2017        26

6.   Gains/(losses) on the disposal of investments

CNH Industrial did not incur any Gains/(losses) on the disposal of investments in the three months ended March 31, 2017 and 2016.

7.   Restructuring costs

CNH Industrial incurred restructuring costs of $13 million and $15 million in the three months ended March 31, 2017 and 2016, respectively. The costs during the three months ended March 31, 2017 were primarily attributable to actions within Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the efficiency program launched in 2014. The costs in the three months ended March 31, 2016 were mainly the result of efficiency program actions in Agricultural Equipment and Commercial Vehicles.

8.   Other unusual income/(expenses)

Other unusual income was $8 million in the three months ended March 31, 2017 compared to Other unusual expenses of $504 million for the three months ended March 31, 2016, which included the non-recurring charge of €450 million ($502 million) related to the European Commission investigation. For additional information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

9.   Financial income/(expenses)

In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three months ended March 31, 2017 also takes into account the income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $187 million in the three months ended March 31, 2017 ($190 million in the comparable period of 2016), and the costs incurred by Financial Services (included in item “Interest and other financial expenses” in the following table) included in Cost of sales for $122 million in the three months ended March 31, 2017 ($121 million in the comparable period of 2016).

A reconciliation to the condensed consolidated income statement is provided under the following table.

	Three Months Ended March 31,

($ million)	2017	2016

Financial income:

Interest earned and other financial income	21	18

Interest income from customers and other financial income of Financial Services	187	190

Total financial income	208	208

of which:

Financial income, excluding Financial Services (a)	21	18

Interest and other financial expenses:

Interest cost and other financial expenses	216	233

Write-downs of financial assets	24	29

Interest costs on employee benefits	12	14

Total interest and other financial expenses	252	276

Net (income)/expenses from derivative financial instruments and exchange differences	32	19

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	284	295

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	162	174

Net financial income/(expenses) excluding Financial Services (a) - (b)	(141)	(156)

Interim Condensed Consolidated Financial Statements    at March 31, 2017        27

10. Result from investments

This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses and accruals to the investment. In the three months ended March 31, 2017, the CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method amounted to a net profit of $19 million (net loss of $2 million in the comparable period of 2016), of which: entities of Agricultural Equipment totaling $12 million ($2 million in the first quarter of 2016), entities of Commercial Vehicles totaling $1 million ($-10 million in the first quarter of 2016) and entities of Financial Services totaling $6 million ($6 million in the first quarter of 2016).

11. Income taxes

Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three Months Ended March 31,

($ million)	2017	2016

Current taxes	(75)	65

Deferred taxes	34	(104)

Taxes relating to prior periods	(1)	2

Total Income tax (expense)	(42)	(37)

The effective tax rate for the three months ended March 31, 2017 was 64.6% compared to -7.5% for the three months ended March 31, 2016. The effective tax rate for the three months ended March 31, 2017 was impacted by unbenefited losses in certain jurisdictions. The effective tax rate for the three months ended March 31, 2016 was impacted by the non-recurring non-tax deductible charge of $502 million related to the European Commission investigation, as well as by unbenefited losses in certain jurisdictions. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

12. Earnings per share

Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 22 “Equity”.

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

Interim Condensed Consolidated Financial Statements    at March 31, 2017        28

		Three Months Ended March 31,

		2017	2016

Basic:

Profit/(loss) attributable to the owners of the parent	$ million	20	(529)

Weighted average common shares outstanding – basic	million	1,363	1,363

Basic earnings/(loss) per common share	$	0.01	(0.39)

Diluted:

Profit/(loss) attributable to the owners of the parent	$ million	20	(529)

Weighted average common shares outstanding– basic	million	1,363	1,363

Effect of dilutive securities (when dilutive):

Stock compensation plans (A)	million	3	-

Weighted average common shares outstanding– diluted	million	1,366	1,363

Diluted earnings/(loss) per common share	$	0.01	(0.39)

(A)

For the three months ended March 31, 2017, 0.1 million stock options and 0.4 million restricted stock units were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three months ended March 31, 2016, 7.5 million stock options were excluded from the computation of diluted earnings per share due to an anti-dilutive impact; an additional 1.1 million dilutive potential common shares were excluded due to the net loss position.

13. Intangible assets

Changes in the carrying amount of Intangible assets for the three months ended March 31, 2017 were as follows:

($ million)	Carrying amount at December 31, 2016	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at March 31, 2017

Goodwill	2,459	-	-	4	2,463

Development costs	2,374	74	(116)	33	2,365

Other	671	12	(25)	7	665

Total Intangible assets	5,504	86	(141)	44	5,493

Goodwill is allocated to the segments as follows: Agricultural Equipment $1,691 million, Construction Equipment $582 million, Commercial Vehicles $56 million, Powertrain $5 million and Financial Services $129 million.

14. Property, plant and equipment

Changes in the carrying amount of Property, plant and equipment for the three months ended March 31, 2017 were as follows:

($ million)	Carrying amount at December 31, 2016	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2017

Property, plant and equipment	4,039	62	(150)	55	24	4,030

Assets sold with a buy-back commitment	2,239	224	(72)	37	(128)	2,300

Total Property, plant and equipment	6,278	286	(222)	92	(104)	6,330

Interim Condensed Consolidated Financial Statements    at March 31, 2017        29

15. Investments and other financial assets

Investments and other financial assets at March 31, 2017 and December 31, 2016 consisted of the following:

($ million)	At March 31, 2017	At December 31, 2016

Investments	515	513

Non-current financial receivables	41	40

Other securities	1	1

Total Investments and other financial assets	557	554

Changes in Investments were as follows:

($ million)	At December 31, 2016	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At March 31, 2017

Investments	513	19	-	(17)	515

Investments amounted to $515 million at March 31, 2017 ($513 million at December 31, 2016) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $181 million ($179 million at December 31, 2016), Turk Traktor ve Ziraat Makineleri A.S. $51 million ($73 million at December 31, 2016) and CNH Industrial Capital Europe S.a.S. $140 million ($130 million at December 31, 2016).

Other changes, consisting of a net decrease of $17 million, were due to dividends distributed by investees accounted for using the equity method, and foreign exchange gains.

Revaluations and write-downs consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16. Leased assets

Changes in the carrying amount of Leased assets for the three months ended March 31, 2017 were as follows:

($ million)	Carrying amount at December 31, 2016	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2017

Leased assets	1,907	169	(66)	4	(117)	1,897

17. Inventories

At March 31, 2017 and December 31, 2016, Inventories consisted of the following:

($ million)	At March 31, 2017	At December 31, 2016

Raw materials	1,453	1,185

Work in progress	725	756

Finished goods	4,450	3,791

Total Inventories	6,628	5,732

At March 31, 2017, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $355 million ($329 million at December 31, 2016).

Interim Condensed Consolidated Financial Statements    at March 31, 2017        30

18. Current receivables and Other current assets

A summary of Current receivables and Other current assets as of March 31, 2017 and December 31, 2016 is as follows:

($ million)	At March 31, 2017	At December 31, 2016

Trade receivables	560	623

Receivables from financing activities	18,474	18,662

Current tax receivables	266	430

Other current assets:

Other current receivables	1,239	1,081

Accrued income and prepaid expenses	114	128

Total Other current assets	1,353	1,209

Total Current receivables and Other current assets	20,653	20,924

Receivables from financing activities

A summary of Receivables from financing activities as of March 31, 2017 and December 31, 2016 is as follows:

($ million)	At March 31, 2017	At December 31, 2016

Retail:

Retail financing	9,464	9,566

Finance leases	368	383

Total Retail	9,832	9,949

Wholesale:

Dealer financing	8,547	8,583

Total Wholesale	8,547	8,583

Other	95	130

Total Receivables from financing activities	18,474	18,662

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        31

The aging of Receivables from financing activities as of March 31, 2017 and December 31, 2016 is as follows:

	At March 31, 2017

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	29	16	-	45	6,888	6,933	22	6,955

EMEA	3	4	-	7	319	326	-	326

LATAM	12	-	-	12	1,854	1,866	76	1,942

APAC	2	1	-	3	606	609	-	609

Total Retail	46	21	-	67	9,667	9,734	98	9,832

Wholesale

NAFTA	-	-	-	-	3,579	3,579	21	3,600

EMEA	43	4	-	47	3,749	3,796	20	3,816

LATAM	2	-	-	2	661	663	-	663

APAC	2	-	-	2	466	468	-	468

Total Wholesale	47	4	-	51	8,455	8,506	41	8,547

	At December 31, 2016

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	27	-	-	27	7,172	7,199	32	7,231

EMEA	-	-	-	-	348	348	-	348

LATAM	14	-	-	14	1,662	1,676	73	1,749

APAC	1	-	-	1	620	621	-	621

Total Retail	42	-	-	42	9,802	9,844	105	9,949

Wholesale

NAFTA	-	-	-	-	3,591	3,591	39	3,630

EMEA	29	2	-	31	3,847	3,878	23	3,901

LATAM	-	-	-	-	594	594	2	596

APAC	2	-	6	8	448	456	-	456

Total Wholesale	31	2	6	39	8,480	8,519	64	8,583

Interim Condensed Consolidated Financial Statements    at March 31, 2017        32

Allowance for credit losses activity for the three months ended March 31, 2017 and 2016 is as follows:

	Three months ended March 31, 2017

($ million)	Retail	Wholesale	Other	Total

Opening balance	374	200	-	574

Provision	13	6	-	19

Charge-offs, net of recoveries	(19)	(2)	-	(21)

Foreign currency translation and other	3	5	-	8

Ending balance	371	209	-	580

Ending balance: Individually evaluated for impairment	179	157	-	336

Ending balance: Collectively evaluated for impairment	192	52	-	244

Receivables:

Ending balance	9,832	8,547	95	18,474

Ending balance: Individually evaluated for impairment	318	472	-	790

Ending balance: Collectively evaluated for impairment	9,514	8,075	95	17,684

	Three months ended March 31, 2016

($ million)	Retail	Wholesale	Other	Total

Opening balance	394	158	-	552

Provision	12	11	-	23

Charge-offs, net of recoveries	(18)	(2)	-	(20)

Foreign currency translation and other	17	9	-	26

Ending balance	405	176	-	581

Ending balance: Individually evaluated for impairment	192	130	-	322

Ending balance: Collectively evaluated for impairment	213	46	-	259

Receivables:

Ending balance	10,254	8,529	37	18,820

Ending balance: Individually evaluated for impairment	399	710	-	1,109

Ending balance: Collectively evaluated for impairment	9,855	7,819	37	17,711

Allowance for credit losses activity for the year ended December 31, 2016 is as follows:
	Year ended December 31, 2016

($ million)	Retail	Wholesale	Other	Total

Opening balance	394	158	-	552

Provision	52	60	-	112

Charge-offs, net of recoveries	(82)	(14)	-	(96)

Foreign currency translation and other	10	(4)	-	6

Ending balance	374	200	-	574

Ending balance: Individually evaluated for impairment	179	149	-	328

Ending balance: Collectively evaluated for impairment	195	51	-	246

Receivables:

Ending balance	9,949	8,583	130	18,662

Ending balance: Individually evaluated for impairment	317	491	-	808

Ending balance: Collectively evaluated for impairment	9,632	8,092	130	17,854

Receivables from financing activities are considered impaired when it is probable that CNH Industrial will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        33

	At March 31, 2017				At December 31, 2016

($ million)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment

With no related allowance

Retail

NAFTA	-	-	-	-	-	-	-	-

EMEA	96	96	-	94	90	90	-	74

LATAM	-	-	-	-	-	-	-	-

APAC	-	-	-	-	-	-	-	-

Wholesale

NAFTA	-	-	-	-	-	-	-	-

EMEA	-	-	-	-	-	-	-	-

LATAM	-	-	-	-	-	-	-	-

APAC	-	-	-	-	-	-	-	-

With an allowance recorded

Retail

NAFTA	31	30	21	31	31	30	18	31

EMEA	165	165	142	167	171	171	143	195

LATAM	24	24	15	24	23	23	17	23

APAC	2	2	1	2	2	2	1	2

Wholesale

NAFTA	24	24	3	26	44	43	4	46

EMEA	420	420	137	403	420	420	131	378

LATAM	23	15	16	22	22	15	12	18

APAC	5	5	1	5	5	5	2	18

Total Retail	318	317	179	318	317	316	179	325

Total Wholesale	472	464	157	456	491	483	149	460

Transfers of financial assets

The Group transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement, for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Group continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under Asset-backed financing (Note 24). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized. At March 31, 2017 and December 31, 2016, the carrying amount of such restricted assets included in Receivables from financing activities are the following:

($ million)	At March 31, 2017	At December 31, 2016

Restricted receivables:

Retail financing and finance lease receivables	6,872	7,140

Wholesale receivables	6,359	6,445

Total restricted receivables	13,231	13,585

Interim Condensed Consolidated Financial Statements    at March 31, 2017        34

CNH Industrial has discounted receivables and bills without recourse having due dates beyond March 31, 2017 amounting to $512 million ($566 million at December 31, 2016, with due dates beyond that date), which refer to trade receivables and other receivables for $508 million ($551 million at December 31, 2016) and receivables from financing activities for $4 million ($15 million at December 31, 2016).

19. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $-89 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.6 billion and $7.0 billion at March 31, 2017 and December 31, 2016, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 20 months. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is approximately $-1 million.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        35

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three months ended March 31, 2017 and 2016.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three months ended March 31, 2017 and 2016. All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2017 and December 31, 2016 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.5 billion and $4.3 billion at March 31, 2017 and December 31, 2016, respectively.

The fair values of CNH Industrial’s derivatives as of March 31, 2017 and December 31, 2016 in the condensed consolidated statement of financial position are recorded as follows:

	At March 31, 2017		At December 31, 2016

($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value

Derivatives Designated as Hedging Instruments

Fair value hedges:

Interest rate derivatives	2	(14)	11	(14)

Total Fair value hedges	2	(14)	11	(14)

Cash flow hedges:

Currency risks - Forward contracts, Currency swaps and Currency options	29	(105)	47	(105)

Interest rate derivatives	16	(4)	4	(3)

Total Cash flow hedges	45	(109)	51	(108)

Total Derivatives Designated as Hedging Instruments	47	(123)	62	(122)

Derivatives Not Designated as Hedging Instruments

Foreign exchange contracts	19	(81)	31	(116)

Interest rate derivatives	4	(3)	2	(11)

Total Derivatives Not Designated as Hedging Instruments	23	(84)	33	(127)

Other financial assets/(liabilities)	70	(207)	95	(249)

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        36

Pre-tax gains/(losses) on the condensed consolidated income statement and on the condensed consolidated statement of comprehensive income related to CNH Industrial’s derivatives for the three months ended March 31, 2017 and 2016 are recorded in the following accounts:

	Three months ended March 31,

($ million)	2017	2016

Fair value Hedges

Interest rate derivatives— Financial income/(expenses)	(4)	4

Gains/(losses) on hedged items— Financial income/(expenses)	4	(4)

Cash Flow Hedges

Recognized in Other comprehensive income (effective portion):	(36)	25

Reclassified from other comprehensive income (effective portion):

Foreign exchange contracts – Net revenues	-	7

Foreign exchange contracts – Cost of sales	(14)	6

Foreign exchange contracts – Financial income/(expenses)	(3)	2

Interest rate derivatives – Cost of sales	(1)	(1)

Interest rate derivatives – Financial income/(expenses)	-	-

Not designated as hedges

Foreign exchange contracts – Financial income/(expenses)	(47)	(17)

20. Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At March 31, 2017, this item included $743 million ($837 million at December 31, 2016) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

21. Assets held for sale

Assets held for sale at March 31, 2017 and December 31, 2016 primarily included buildings.

22. Equity

Share capital

As of March 31, 2017, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,362,981,869 common shares and 474,474,276 special voting shares (396,263,417 special voting shares outstanding, net of 78,210,859 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.

For more complete information on the share capital of CNH Industrial N.V., see Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2016.

Treasury shares

The Company announced a buy-back program to repurchase up to $300 million in common shares on January 29, 2016. The repurchase authority was renewed by the shareholders at the Annual General Meeting of Shareholders (“AGM”) held on April, 14, 2017. The authorization granted is for a period of 18 months from the date of the AGM and, therefore, expires on October 13, 2018.

The Company did not purchase any of its common shares during the first quarter of 2017 under the buy-back program. Furthermore, as of March 31, 2017 the Company held no common shares in treasury. Depending on market and business conditions and other factors, the Company may continue or suspend purchasing its common stock at any time without notice. During the three months ended March 31, 2017, the Company acquired approximately 16 million special voting

Interim Condensed Consolidated Financial Statements    at March 31, 2017        37

shares following the de-registration of qualifying common shares from the Loyalty Register, and the transfer and allocation of special voting shares in the frame and in accordance with the Special Voting Shares - Terms and Conditions. As of March 31, 2017, the Company held 78,210,859 special voting shares in treasury.

Capital reserves

At March 31, 2017 capital reserves, amounting to $3,237 million ($3,237 million at December 31, 2016), mainly included the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to $4,938 million at March 31, 2017 ($4,912 million at December 31, 2016) primarily consisted of retained earnings and profits attributable to the owners of the parent.

On April 14, 2017, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.11 per common share, as recommended on March 2, 2017 by the Board of Directors. The cash dividend was declared in euro and paid on May 2, 2017 for a total amount of $161 million (€150 million).

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	Three Months Ended March 31,

($ million)	2017	2016

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	-	1

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	-	1

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(36)	25

(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	18	(14)

Gains/(losses) on cash flow hedging instruments	(18)	11

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	-	-

(Gains)/losses on the remeasurement of available-for-sale financial assets reclassified to profit or loss	-	-

Gains/(losses) on the remeasurement of available-for-sale financial assets	-	-

Exchange gains/(losses) on translating foreign operations arising during the period	65	108

Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	-	-

Exchange gains/(losses) on translating foreign operations	65	108

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	9	13

Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	-	-

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	9	13

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	56	132

Tax effect of the other components of Other comprehensive income/(loss) (C)	3	(2)

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	59	131

Interim Condensed Consolidated Financial Statements    at March 31, 2017        38

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three Months Ended March 31,

	2017			2016

($ million)	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	-	-	-	1	(1)	-

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	-	-	-	1	(1)	-

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	(18)	3	(15)	11	(1)	10

Gains/(Losses) on the remeasurement of available-for-sale financial assets	-	-	-	-	-	-

Exchange gains/(losses) on translating foreign operations	65	-	65	108	-	108

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	9	-	9	13	-	13

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	56	3	59	132	(1)	131

Total Other comprehensive income/(loss)	56	3	59	133	(2)	131

Share-based compensation

In the three months ended March 31, 2017 and 2016, there were no material grants of stock options or share units under the existing CNH Industrial share-based compensation plans. CNH Industrial recognized total share-based compensation expense of $6 million and $11 million for the three months ended March 31, 2017 and 2016, respectively.

23. Provisions

A summary of Provisions at March 31, 2017 and December 31, 2016 is as follows:

($ million)	At March 31, 2017		At December 31, 2016

Employee benefits		2,402		2,532

Other provisions:

Warranty and technical assistance provision	955		940

Restructuring provision	38		34

Investment provision	11		11

Other risks	2,208		2,170

Total Other provisions		3,212		3,155

Total Provisions		5,614		5,687

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks include provisions for contractual and commercial risks and disputes.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        39

Employee benefits

The following summarizes the components of Net benefit cost of CNH Industrial’s post-employment benefits recognized during the three months ended March 31, 2017 and 2016:

	Pension plans		Healthcare plans		Other

	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,

($ million)	2017	2016	2017	2016	2017	2016

Service cost:

Current service cost	6	7	2	2	2	2

Past service cost and (gain)/loss from curtailments and settlements	-	-	-	-	-	-

Total Service cost	6	7	2	2	2	2

Net interest expense	3	4	8	10	1	1

Other costs	2	1	-	-	-	-

Net benefit cost recognized to profit or loss	11	12	10	12	3	3

24. Debt

An analysis of debt by nature is as follows:

($ million)	At March 31, 2017		At December 31, 2016

Asset-backed financing		11,279		11,784

Other debt:

Bonds	8,355		8,777

Borrowings from banks	4,358		4,268

Payables represented by securities	406		377

Other	191		228

Total Other debt		13,310		13,650

Total Debt		24,589		25,434

Debt decreased by $845 million over the period (decrease of $1,118 million, excluding exchange translation differences), of which $500 million due to bond repayments.

In March 2017, CNH Industrial Finance Europe S.A. issued as a private placement €75 million (equivalent to $80 million) of notes at an annual fixed rate of 1.625% due in 2022 at an issue price of 99.4065 percent of their principal amount.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        40

The following table shows the summary of the Group’s issued bonds outstanding at March 31, 2017:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)

Euro Medium Term Notes

CNH Industrial Finance Europe S.A.(1)	EUR	1,200	6.25%	March 9, 2018	1,283

CNH Industrial Finance Europe S.A.(1)	EUR	1,000	2.75%	March 18, 2019	1,069

CNH Industrial Finance Europe S.A.(1)	EUR	700	2.875%	September 27, 2021	748

CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	80

CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	535

CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	107

CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	53

Total Euro Medium Term Notes					3,875

Other Bonds

Case New Holland Industrial Inc.	USD	636	7.875%	December 1, 2017	636

CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600

CNH Industrial Capital LLC	USD	600	3.875%	July 16, 2018	600

CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600

CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500

CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400

CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600

Total Other bonds					4,436

Hedging effect and amortized cost valuation					44

Total Bonds					8,355

(1)	Bond listed on the Irish Stock Exchange.
(2)	Bond listed on the New York Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme, as well as the notes issued by CNH Industrial N.V. in August 2016, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2016.

Available Group’s committed unsecured facilities expiring after twelve months amounted to approximately $2.9 billion at March 31, 2017 ($2.9 billion at December 31, 2016).

Debt secured with mortgages and other liens on assets of the Group amounted to $100 million at March 31, 2017 ($96 million at December 31, 2016); this amount included $56 million ($54 million at December 31, 2016) due to creditors for assets acquired under finance leases.

25. Trade payables

Trade payables of $5,469 million at March 31, 2017 increased by $284 million from the amount at December 31, 2016.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        41

26. Other current liabilities

At March 31, 2017, Other current liabilities mainly included $2,505 million of amounts payable to customers relating to buy-back agreements ($2,429 million at December 31, 2016) and accrued expenses and deferred income of $484 million ($485 million at December 31, 2016).

27. Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Interim Condensed Consolidated Financial Statements.

Other litigation and investigation

European Commission settlement: Since January 2011, Iveco, the Company’s wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

In the first quarter of 2016, CNH Industrial recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, CNH Industrial recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid on October 20, 2016. Following this settlement, CNH Industrial has been named as defendant in private litigation commenced in Israel, Ireland and Germany that remains at an early stage and CNH Industrial expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time.

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $341 million and $291 million at March 31, 2017 and December 31, 2016, respectively.

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At March 31, 2017, the outstanding liabilities amounted to approximately €1.2 billion ($1.3 billion), of which €1.1 billion ($1.1 billion) consisted of bonds due June 2017 guaranteed by FCA. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above mentioned potential joint liability.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        42

28. Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has the following five operating segments:

◾

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum and JF brands.

◾

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

◾

Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

◾

Powertrain designs, manufactures and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

◾

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM reviews the performance of and allocates resources to the operating segments using Operating profit of Industrial Activities calculated using U.S. GAAP. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP.

Furthermore, the CODM reviews expenditures for long-lived assets. Other operating segment asset information is not readily available.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        43

Operating profit under U.S. GAAP by reportable segment for the three months ended March 31, 2017 and 2016 is summarized as follows:

	Three Months Ended March 31,

($ million)	2017	2016

Agricultural Equipment	159	90

Construction Equipment	(22)	14

Commercial Vehicles	28	38

Powertrain	74	53

Eliminations and other	(20)	(17)

Total Industrial Activities	219	178

Financial Services	120	130

Eliminations and other	(82)	(76)

Total Operating profit under U.S. GAAP	257	232

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three months ended March 31, 2017 and 2016 is provided below:

	Three Months Ended March 31,

($ million)	2017	2016

Operating profit under U.S. GAAP	257	232

Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:

Gains/(losses) on the disposal of investments under EU-IFRS	-	-

Other unusual income/(expenses) under EU-IFRS	8	(504)

Financial income/(expenses) under EU-IFRS	(141)	(156)

Result from investments under EU-IFRS	19	(2)

Development costs	(42)	(40)

Restructuring costs under EU-IFRS	(13)	(15)

Other adjustments	(23)	(8)

Total adjustments/reclassifications	(192)	(725)

Profit/(loss) before taxes under EU-IFRS	65	(493)

Net income prepared under U.S. GAAP for Financial Services for the three months ended March 31, 2017 and 2016 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three Months Ended March 31,

($ million)	2017	2016

Net income of Financial Services under U.S. GAAP (A)	87	87

Net Income (loss) of Industrial Activities under U.S. GAAP (B)	49	(513)

Eliminations and other (C)	(87)	(87)

CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	49	(513)

Adjustments to conform with EU-IFRS (E)(*)	(26)	(17)

Income tax (expense) under EU-IFRS (F)	(42)	(37)

Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	65	(493)

(*)  Details about this item are provided in Note 32 “EU-IFRS to U.S. GAAP reconciliation”.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        44

A summary of additional reportable segment information under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three months ended March 31, 2017 and 2016, is provided in the following table.

Revenues

	Three Months Ended March 31,

($ million)	2017	2016

Agricultural Equipment	2,346	2,124

Construction Equipment	523	536

Commercial Vehicles	2,091	2,045

Powertrain	1,002	882

Eliminations and other	(578)	(511)

Net sales of Industrial Activities	5,384	5,076

Financial Services	396	388

Eliminations and other	(99)	(92)

Total Revenues under U.S. GAAP	5,681	5,372

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	148	103

Total Net Revenues under EU-IFRS	5,829	5,475

29. Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:

◾	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

◾	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

◾	Level 3 — Unobservable inputs for the asset or liability.

This hierarchy requires the use of observable market data when available.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair value hierarchy levels financial assets and liabilities that are measured at fair value, on a recurring basis, at March 31, 2017 and at December 31, 2016:

		At March 31, 2017				At December 31, 2016

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(15)	1	-	-	1	1	-	-	1

Other financial assets	(19)	-	70	-	70	-	95	-	95

Total Assets		1	70	-	71	1	95	-	96

Other financial liabilities	(19)	-	(207)	-	(207)	-	(249)	-	(249)

Total Liabilities		-	(207)	-	(207)	-	(249)	-	(249)

In the three months ended March 31, 2017 and 2016 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 19 “Other financial assets and Other financial liabilities”.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        45

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at March 31, 2017 and at December 31, 2016 are as follows:

		At March 31, 2017

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(18)	-	-	9,339	9,339	9,464

Dealer financing	(18)	-	-	8,544	8,544	8,547

Finance leases	(18)	-	-	373	373	368

Other receivables from financing activities	(18)	-	-	95	95	95

Total Receivables from financing activities		-	-	18,351	18,351	18,474

Asset-backed financing	(24)	-	11,107	-	11,107	11,279

Bonds	(24)	4,706	3,974	-	8,680	8,355

Borrowings from banks	(24)	-	4,214	-	4,214	4,358

Payables represented by securities	(24)	-	403	-	403	406

Other debt	(24)	-	191	-	191	191

Total Debt		4,706	19,889	-	24,595	24,589

		At December 31, 2016

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(18)	-	-	9,454	9,454	9,566

Dealer financing	(18)	-	-	8,581	8,581	8,583

Finance leases	(18)	-	-	389	389	383

Other receivables from financing activities	(18)	-	-	130	130	130

Total Receivables from financing activities		-	-	18,554	18,554	18,662

Asset-backed financing	(24)	-	11,586	-	11,586	11,784

Bonds	(24)	4,642	4,443	-	9,085	8,777

Borrowings from banks	(24)	-	4,100	-	4,100	4,268

Payables represented by securities	(24)	-	373	-	373	377

Other debt	(24)	-	228	-	228	228

Total Debt		4,642	20,730	-	25,372	25,434

Receivables from financing activities

The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bond issued by CNH Industrial N.V. which are classified as a Level 1 fair value measurement, and its fair value has been estimated making reference to quoted prices in active markets.

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

Other financial assets and liabilities

The carrying amount of Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        46

30. Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”), Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of March 31, 2017, on the basis of the information published on the website of The Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR N.V. held 41.7% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2017.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its subsidiaries and affiliates

EXOR N.V. is a major investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three months ended March 31, 2017 and 2016.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In Letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letter.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA subsidiaries. Furthermore, other minor transactions could be put in place with FCA in the ordinary course of business.

These transactions with FCA are reflected in the Interim condensed consolidated financial statements at March 31, 2017 as follows:

	Three Months Ended March 31,

($ million)	2017	2016

Net revenues	172	189

Cost of sales	112	113

Selling, general and administrative costs	35	36

($ million)	At March 31, 2017	At December 31, 2016

Trade receivables	8	11

Trade payables	101	105

Interim Condensed Consolidated Financial Statements    at March 31, 2017        47

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural equipment and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Interim condensed consolidated financial statements at March 31, 2017 as follows:

	Three Months Ended March 31,

($ million)	2017	2016

Net revenues	193	150

Cost of sales	79	102

($ million)	At March 31, 2017	At December 31, 2016

Trade receivables	121	94

Trade payables	87	86

At March 31, 2017 and December 31, 2016, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $235 million and $187 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the three months ended March 31, 2017 revenues from associates totaled $37 million ($27 million in the three months ended March 31, 2016) and cost of sales from associates totaled $7 million (zero in the three months ended March 31, 2016). At March 31, 2017 receivables from associates amounted to $20 million ($19 million at December 31, 2016). Trade payables to associates amounted to $16 million at March 31, 2017 ($21 million at December 31, 2016).

Transactions with unconsolidated subsidiaries

In the three months ended March 31, 2017 and 2016, there were no material transactions with unconsolidated subsidiaries.

Transactions with other related parties

In the three months ended March 31, 2017 and 2016, there were no material transactions with other related parties.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amounted to approximately $3 million and $5 million in the three months ended March 31, 2017 and 2016, respectively. These amounts included the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in the three months ended March 31, 2017 and 2016 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $4 million and $7 million, respectively. These amounts included the notional compensation cost for share-based payments.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        48

31. Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three Months Ended March 31, 2017		At December 31, 2016	Three Months Ended March 31, 2016

	Average	At March 31		Average	At March 31

Euro	0.939	0.935	0.949	0.907	0.878

Pound sterling	0.808	0.800	0.812	0.699	0.695

Swiss franc	1.004	1.000	1.019	0.994	0.960

Polish zloty	4.058	3.953	4.184	3.959	3.740

Brazilian real	3.143	3.162	3.254	3.902	3.617

Canadian dollar	1.324	1.334	1.346	1.374	1.295

Argentine peso	15.670	15.410	15.850	14.440	14.680

Turkish lira	3.698	3.638	3.517	2.945	2.821

32. EU-IFRS to U.S. GAAP reconciliation

This Interim Report has been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP, for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

		Three Months Ended March 31,

($ million)	Note	2017	2016

Profit/(loss) in accordance with EU-IFRS		23	(530)

Adjustments to conform with U.S. GAAP:

Development costs	(a)	42	40

Other adjustments	(b)	(10)	(20)

Tax impact on adjustments	(c)	(10)	(10)

Deferred tax assets and tax contingencies recognition	(d)	4	7

Total adjustments		26	17

Net income (loss) in accordance with U.S. GAAP		49	(513)

Interim Condensed Consolidated Financial Statements    at March 31, 2017        49

Reconciliation of Total Equity

($ million)	Note	At March 31, 2017	At December 31, 2016

Total Equity in accordance with EU-IFRS		6,728	6,634

Adjustments to conform with U.S. GAAP:

Development costs	(a)	(2,365)	(2,374)

Other adjustments	(b)	129	121

Tax impact on adjustments	(c)	648	655

Deferred tax assets and tax contingencies recognition	(d)	(593)	(585)

Total adjustments		(2,181)	(2,183)

Total Equity in accordance with U.S. GAAP		4,547	4,451

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP. In the three months ended March 31, 2017, under EU-IFRS the Group capitalized $74 million ($80 million in the three months ended March 31, 2016) of development costs and amortized $116 million ($120 million in the three months ended March 31, 2016) of previously capitalized development costs that were reversed under U.S. GAAP. No impairment and no result on disposal were recognized in the three months ended March 31, 2017 and in 2016.

(b)	Other adjustments

It mainly includes the following items:

•

Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

•

Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

•

Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        50

(c)	Tax impact on adjustments

This item includes the tax effects of adjustments included in (a) and (b) and mainly refers to development costs.

(d)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2016. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

33. Subsequent events

CNH Industrial has evaluated subsequent events through May 5, 2017, which is the date the condensed consolidated financial statements were authorized for issuance, and identified the following:

◾

At the Annual General Meeting of shareholders held on April 14, 2017, the Company’s shareholders approved a dividend of €0.11 per common share. Shareholders who held common shares traded on the New York Stock Exchange on April 26, 2017, the U.S. record date, received the dividend in U.S. dollars in the amount of $0.118195 per common share, translated at the exchange rate reported by the European Central Bank on April 20, 2017. The dividend in the amount of $161 million (€150 million) was paid on May 2, 2017. On April 14, 2017, CNH Industrial’s shareholders renewed the grant of authority to the Board of Directors to repurchase up to a maximum of 10% of CNH Industrial’s issued common shares as of the date of the AGM. The authorization, which is valid for a period of 18 months from April 14, 2017 up to and including October 13, 2018, provides for the repurchase of CNH Industrial’s common shares in accordance with applicable laws and regulations.

◾	In April 2017, CNH Industrial Capital LLC issued $500 million in principal of notes at an annual fixed rate of 4.375% due in 2022.

◾	On April 27, 2017, CNH Industrial announced the early redemption of all of the outstanding $636 million in principal amount of Case New Holland Industrial Inc. 7 7⁄8% Senior Notes due 2017.

Interim Condensed Consolidated Financial Statements    at March 31, 2017        51